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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ViewCast.com, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
926713 10 8
(CUSIP Number)
Richard L. Waggoner, Gardere Wynne Sewell LLP,
1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4510
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 11, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	926713108	PAGE	2	OF	13 PAGES

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Horace T. Ardinger, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		7,357,888

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,336,713

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,357,888

WITH	10	SHARED DISPOSITIVE POWER:

		22,336,713

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	29,694,601

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	56.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.	926713108	PAGE	3	OF	13 PAGES

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Ardinger Family Partnership, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,248,962

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

21,248,962

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,248,962

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

45.33%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
* SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.	926713108	PAGE	4	OF	13 PAGES

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Beverly Ardinger Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,248,962

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

21,248,962

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

21,248,962

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

45.33%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

PAGE 5 OF 13 PAGES
     Horace T. Ardinger Jr. (“Mr. Ardinger”) filed a Statement on Schedule 13D relating to the Common Stock of ViewCast.com, Inc. (then known as MultiMedia Access Corporation) on April 20, 1999 (the “Statement”). The undersigned are amending the Statement to reflect (i) the addition of (a) the Ardinger Family Partnership, Ltd., a Texas limited partnership, and (b) Beverly Ardinger Brown, the daughter of Mr. Ardinger and, along with Mr. Ardinger, a general partner of the Ardinger Family Partnership Ltd., (ii) the acquisition by the Ardinger Family Partnership, Ltd. of certain securities of the Company in exchange for certain outstanding indebtedness owed by the Company to the Ardinger Family Partnership, Ltd. and (iii) certain other matters. The Statement is hereby amended and restated in its entirety as follows:
Item 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of ViewCast.com, Inc., a Delaware corporation (the “Company”), which has its principal executive offices located at 3701 W. Plano Parkway, Suite 300, Plano, Texas 75075.
Item 2. Identity and Background.
The following sets forth the information required by Items 2(a), 2(b), and 2(c):
1.	Mr. Ardinger served as a director of the Company until the 2006 annual shareholders meeting of the Company held on October 17, 2006 (the “2006 Meeting”). Mr. Ardinger did not stand for re-election as a director at the 2006 Meeting. Mr. Ardinger is a general partner of Ardinger Family Partnership, Ltd., a Texas limited partnership (the “Ardinger Family Partnership”). Mr. Ardinger is a director of, the President of, and the sole shareholder of H.T. Ardinger & Son Company, Inc., a Texas corporation (“H.T. Ardinger & Son”). Mr. Ardinger’s address is 1990 LakePointe Dr., Lewisville, TX 75057 (the “Ardinger Address”).

2.	Beverly Ardinger Brown (“Brown”) is the daughter of Mr. Ardinger and also a general partner of the Ardinger Family Partnership. Brown works for H.T. Ardinger & Son and her address is the Ardinger Address.

3.	The Ardinger Family Partnership is a Texas limited partnership and its address is the Ardinger Address.

4.	Mr. Ardinger, Brown, and the Ardinger Family Partnership are collectively the “Reporting Persons.”
2(d)	None of the Reporting Persons nor any of the general partners of the Ardinger Family Partnership has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

2(e)	None of the Reporting Persons nor any of the general partners of the Ardinger Family Partnership has, during the last five years, been a party to a civil proceeding of a judicial

PAGE 6 OF 13 PAGES
or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2(f)	Each of the individuals listed in Item 2(a), and each general partner of the Ardinger Family Partnership is a citizen of the United States.
Item 3. Source and Amount of Funds or other Consideration.
     In connection with any purchases of the Company’s securities directly by Mr. Ardinger, he has used his personal funds to fund the purchase price therefor.
     In connection with the acquisition certain of the Company’s securities on December 11, 2006 by the Ardinger Family Partnership, the Ardinger Family Partnership exchanged certain outstanding indebtedness owed to the Ardinger Family Partnership to acquire the Company’s securities. The Ardinger Family Partnership used its working capital to fund any previous loans to the Company. See Item 4 below.
Item 4. Purpose of Transaction.
     The Ardinger Family Partnership has served as the Company’s lender for a number of years. As of December 11, 2006, the Company owed the Ardinger Family Partnership principal of $10,509,582.25 (the “Outstanding Principal”) and accrued and unpaid interest of $3,891,360.53 (the “Outstanding Interest”) (the Outstanding Principal and the Outstanding Interest are collectively referred to as the “Outstanding Debt”). The Company requested that the Ardinger Family Partnership consider exchanging certain of the Outstanding Debt for equity securities of the Company due, in part, to the negative impact that the Outstanding Debt had on the Company’s balance sheet.
     Osprey Technologies, Inc., a Delaware corporation and subsidiary of the Company (“OTI”), and Videoware, Inc., a Delaware corporation and subsidiary of the Company (“VI”) (the Company, OTI, and VI are collectively the “Company Obligors”), are co-obligors on the Outstanding Debt owed by the Company to the Ardinger Family Partnership.
     The Ardinger Family Partnership held negotiations with the Company’s management regarding the possible amount of and other terms of the exchange. Ultimately, the Company Obligors and the Ardinger Family Partnership executed an Exchange Agreement, dated December 11, 2006 (herein so called), pursuant to which the Company would issue the Ardinger Family Partnership the following securities and debt instrument, each dated December 11, 2006, in exchange for the Outstanding Debt:
(a)	Renewal and Modification Senior Secured Promissory Note executed by the Company Obligors for $5,141,360.78 (the “Renewal Note”);

(b)	Eighty Thousand (80,000) shares of the Company’s Series E Convertible Redeemable Preferred Stock (in exchange for cancellation of $8,000,000 of the Outstanding Principal);

PAGE 7 OF 13 PAGES
(c)	2,862,687 shares of the Common Stock (the “Exchange Shares”) at $0.44 per share (in exchange for cancellation of $1,259,582 of the Outstanding Principal); and

(d)	A Warrant To Purchase Common Stock of ViewCast.com, Inc. (the “Warrant”) for 2,500,000 shares of the Common Stock.
     The 80,000 shares of Series E Convertible Redeemable Preferred Stock are convertible, immediately upon issuance, into shares of the Common Stock. The Warrant is exercisable, immediately upon issuance, for shares of the Common Stock.
Exchange Agreement
     Pursuant to the Exchange Agreement, the Company Obligors and the Ardinger Family Partnership agreed that in connection with amending the Amended and Restated Loan and Security Agreement by and among the same parties, dated October 15, 2003 (the “Loan Agreement”) and converting $9,259,582 of debt, Mr. Ardinger would enter into the Second Amended and Restated Loan and Security Agreement (the “Amended Loan Agreement”) in modification of and replacement for the Loan Agreement. The Exchange Agreement provides for typical representations and warranties, closing deliveries, and indemnities of the Company Obligors and the Ardinger Family Partnership. In addition, the Exchange Agreement provides for the Company to pay up to $25,000 of the legal fees incurred by the Ardinger Family Partnership in connection with the exchange. The Exchange Agreement was executed on December 11, 2006 and the transactions contemplated thereby were consummated on December 11, 2006.
Certificate of Designations
     The 80,000 shares of Series E Convertible Redeemable Preferred Stock (the “Series E Preferred Stock”) were created pursuant to a Certificate of Designations of Series E Convertible Redeemable Preferred Stock of ViewCast.com, Inc. (the “Certificate of Designations”) filed by the Company with the Delaware Secretary of State on December 11, 2006. The Certificate of Designations authorizes 80,000 shares of Series E Preferred Stock, provides that the Series E Preferred Stock ranks senior to the Common Stock and shares of Preferred Stock hereafter authorized (“Junior Stock”) unless the holders of a majority of the Series E Preferred Stock agree that such hereafter authorized preferred stock ranks on a parity with the Series E Preferred Stock, and on a parity with the Company’s Series B Preferred Stock and Series C Preferred Stock. The Liquidation Preference of the Series E Preferred Stock is $100 per share multiplied by (i) 101% if on or before December 11, 2007; (ii) 102% if after December 11, 2007 and on or before December 11, 2008; (iii) 104% if after December 11, 2008 and on or before December 11, 2009; (iv) 105% after December 11, 2009 and on or before December 11, 2010; and (v) 107% after December 11, 2010. The Company has certain rights to redeem the Series E Preferred Stock. Under the Certificate of Designations, the Series E Preferred Stock votes along with the Common Stock on an “as converted” basis and the holders of the Series E Preferred Stock, by majority vote, must approve action by the Company that would:
(a)	create, by reclassification or otherwise, or issue, any new class of securities senior to or in parity with the Series E Preferred Stock, whether with respect to voting rights, liquidation preference, dividend rights or otherwise;

PAGE 8 OF 13 PAGES
(b)	amend, alter or change the designations or the powers, preferences, privileges or rights, or the qualifications, limitations or restrictions of the Series E Preferred Stock in any manner; or

(c)	increase or decrease the authorized number of shares of the Series E Preferred Stock.
     Under the Certificate of Designations, the Series E Preferred Stock is convertible, at any time after issuance, into the Common Stock at the lesser of (a) $0.60 per share, (b) at an early conversion discount of 15% during the first twenty-four (24) months, or (c) after December 11, 2009 at the average closing price for the 20 trading days preceding conversion (the “Conversion Price”). The Conversion Price also adjusts in the event of a stock split, stock dividend, or share combination.
     So long as there are at least 10,000 shares of Series E Preferred Stock outstanding, the Company cannot pay a dividend on or make any distribution to or purchase or redeem any Junior Stock or warrants, rights or options exercisable for or convertible into any Junior Stock.
     If the closing sale price of the Common Stock during any 20 consecutive trading days during a twelve month period exceeds 150% of the then applicable Conversion Price, then the Company shall have a right to redeem up to 20,000 shares of the Series E Preferred Stock.
     Under the Certificate of Designations, if on or before December 31, 2009, individually, or collectively Mr. Ardinger, one or more affiliates of Mr. Ardinger and/or family members of Mr. Ardinger (individually and collectively, an “Ardinger Holder”) (i) receives a written offer from a non-Ardinger Holder (the “Proposed Transferee”) to acquire at least the Minimum Amount of Series E Preferred Stock (as defined below), (ii) the written offer sets forth the price to be paid for such Series E Preferred Stock and the number of shares of Series E Preferred Stock subject to the written offer and (iii) the Ardinger Holder desires to sell said number of shares of Series E Preferred Stock to the Proposed Transferee pursuant to such terms, the Ardinger Holder shall notify the Company in writing of the proposed disposition. The Company and its designees (which number of designees shall not exceed two) shall have the right to acquire all of the offered shares by communicating in writing to the Ardinger Holder, its or their election to acquire a specified number of the offered shares (the aggregate amount of which must be all the offered shares) within twenty (20) days of the date the transfer notice was received by the Company.
     The “Minimum Amount of Series E Preferred Stock” means the greater of (i) 40,000 shares of Series E Preferred Stock or (ii) the number of shares of Series E Preferred Stock convertible into at least ten (10%) percent of the Common Stock, on a fully diluted basis.
Warrant
     The Warrant expires on December 11, 2013 and entitles the holder to purchase 2,500,000 shares of Common Stock at $0.48 per share (which is 110% of the average closing sale price of the Common Stock on the Over-The-Counter Bulletin Board during the five (5) trading days ending on the last business day immediately prior to the closing date of December 11, 2006) subject to certain adjustments. The Company negotiated certain restrictions on the transfer of the Warrant. The Warrant is exercisable immediately upon issuance.

PAGE 9 OF 13 PAGES
Registration Rights Agreement
     In connection with entering into the Exchange Agreement, on December 11, 2006, the Company also entered into a Registration Rights Agreement dated December 11, 2006 (the “Registration Rights Agreement”) with the Ardinger Family Partnership. The Registration Rights Agreement provides that any time after January 1, 2008, the holders of at least the lesser of (a) 10,000,000 shares of the Registrable Securities (as defined below) or (b) Registrable Securities with a market value of $10,000,000 shall have the right to make a demand to the Company that it register for resale the number of Registrable Securities set forth in the demand. Upon receiving a demand, each other holder has the right to include in the registration any of such other holder’s Registrable Securities. The Company must file a registration statement covering such Registrable Securities within sixty (60) days following the demand. In addition, the holders have the right to include the Registrable Securities on any other registration statement filed by the Company, subject to certain exceptions.
     “Registrable Securities” means the shares of Common Stock issuable or issued upon conversion of the Series E Preferred Stock, the shares of Common Stock issuable or issued upon exercise of the Warrant and the Exchange Shares.
     The Series E Preferred Stock, the Common Stock and the Warrant referenced herein are not registered under the Securities Act or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from such registration requirements.
Amended and Restated Loan and Security Agreement and Renewal and Modification Senior Secured Promissory Note
     The Renewal Note is for $5,141,360.78, representing the balance of the Outstanding Debt after issuance of (a) the Exchange Shares for $1,259,582 and (b) the 80,000 shares of Series A Preferred Stock for $8,000,000. Of the 5,141,360.78, $1,250,000 is called the “Primary Principal Amount” and the balance is referred to as the “Secondary Principal Amount”. The Primary Principal Amount bears interest at a per annum rate equal to the prime rate plus one percent (1%) and the rate may not exceed nine and one-half percent (9.50%) prior to December 31, 2007. Interest on the Secondary Principal Amount accrues based on the effective applicable federal rate under Section 1274(d) of the Internal Revenue Code of 1986 (currently, 4.73% per annum) and must be paid in full by December 31, 2009. The Renewal Note is payable as follows:
(a)	On a date within sixty (60) days after each December 31 (each December 31 is a “Measuring Date”), beginning within sixty (60) days after December 31, 2006, the Company Obligors shall prepay the unpaid balance of the Primary Principal Amount in an amount equal to fifty percent (50%) of the Excess Cash Flow (as defined below) earned during the twelve (12) month period ending on the immediately preceding Measuring Date. Under the Amended Loan Agreement, the term “Excess Cash Flow” means an amount equal to (i) consolidated earnings before interest, taxes, depreciation and amortization minus (ii) consolidated capital expenditures minus (iii) debt payments minus (iv) tax payments minus (v) consolidated negative working capital minus (vi) a capital reserve for scheduled payments due and budgeted operations, and capital expenditures for the subsequent fiscal year period in excess of any consolidated positive

PAGE 10 OF 13 PAGES
net working capital from the end of such period, and plus (vii) distributions received by the Company Obligors from any other wholly owned subsidiaries.

(b)	Within three (3) business days of the Company Obligors’ receipt of the net proceeds of any asset sale not in the ordinary course of business of at least $500,000, the Company Obligors shall prepay the unpaid balance of the Primary Principal Amount in an amount equal to seventy-five percent (75%) of such net cash proceeds.

(c)	Interest on the unpaid Primary Principal Amount is payable monthly in arrears, on the last business day of each month.

(d)	Interest on the Secondary Principal Amount is payable on December 31, 2009.

(e)	On December 31, 2009, all unpaid principal on the Renewal Note and all accrued and unpaid interest thereon is due and payable.
     Under the Amended Loan Agreement, all existing liens on the Outstanding Debt continue to secure the Renewal Note.
     The Amended Loan Agreement contains certain affirmative and negative covenants applicable to the Company Obligors while the Renewal Note is outstanding. Absent approval from the Ardinger Family Partnership, the Amended Loan Agreement prohibits the Company Obligors from certain actions, including, but not limited to (i) entering any lien, subject to certain exceptions; (ii) incurring indebtedness in excess of $250,000, subject to certain exceptions; (iii) granting any dividends on any equity interest of the Company Obligors; (iv) liquidating, merging, or consolidating with or into any entity; or (v) making capital expenditures in excess of $100,000. In addition, the Amended Loan Agreement requires that certain quarterly and annual financial statements be provided to the Ardinger Family Partnership along with the Company’s annual income tax return. Upon the occurrence of the Event of Default (as defined in the Amended Loan Agreement), the debt evidenced by the Renewal Note may be accelerated.
     Other than in connection with the conversion or exercise by one or more of the Reporting Persons of outstanding preferred stock (including but not limited to the Series E Preferred Stock) or warrants of the Company owned by one or more of the Reporting Persons, the Reporting Persons do not have any specific plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present Board of Directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

PAGE 11 OF 13 PAGES
Item 5. Interest in Securities of the Issuer.
(a)	The following chart reflects the number of shares of Common Stock beneficially owned by each of the Reporting Persons and the percentage of the outstanding shares of Common Stock that such shares represent:

	Shares Beneficially	Percentage of
Name	Owned	Outstanding Shares
Mr. Ardinger	29,694,601	56.81%
Brown	21,248,962	45.33%
Ardinger Family Partnership	21,248,962	45.33%
The percentage calculations are based upon (a) 25,627,959 shares of Common Stock outstanding on October 31, 2006, which is the number of shares of Common Stock reported in the Company’s Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006, and filed with the Securities and Exchange Commission on November 14, 2006 and (b) the issuance of the 2,862,687 Exchange Shares to the Ardinger Family Partnership on December 11, 2006. Mr. Ardinger and Brown are each general partners of the Ardinger Family Partnership so each is shown as beneficially owning the 21,248,962 shares beneficially owned by the Ardinger Family Partnership.

(b)	The power of each Reporting Person to vote and dispose of the Common Stock is set forth on pages 2 through 4 of this Amendment.

(c)	See Item 3 hereof for a description of transactions in the Common Stock by the Reporting Persons during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

PAGE 12 OF 13 PAGES

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The following agreements are described under Item 4 of this Amendment:
(a)	Exchange Agreement, dated December 11, 2006, among the Company Obligors and the Ardinger Family Partnership.

(b)	Second Amended and Restated Loan and Security Agreement, dated December 11, 2006, among the Company Obligors and the Ardinger Family Partnership.

(c)	Warrant To Purchase Common Stock of ViewCast.com, Inc., dated December 11, 2006, and issued to the Ardinger Family Partnership.

(d)	Certificate of Designations of Series E Convertible Redeemable Preferred Stock of ViewCast.com, Inc.

(e)	Registration Rights Agreement, dated December 11, 2006, between the Company and the Ardinger Family Partnership.

(f)	Renewal and Modification Senior Secured Promissory Note, dated December 11, 2006, for $5,141,360.78, payable by the Company Obligors to the Ardinger Family Partnership.
Item 7. Material to be Filed as Exhibits.
     Not Applicable.

PAGE 13 OF 13 PAGES
SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
December 18, 2006

/s/ Horace T. Ardinger, Jr.
Horace T. Ardinger, Jr.

ARDINGER FAMILY PARTNERSHIP, LTD.
By:	/s/ Horace T. Ardinger, Jr.
Horace T. Ardinger, Jr., General Partner

/s/ Beverly Ardinger Brown
Beverly Ardinger Brown